AB*
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SEC 07001605 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VECTORMEX Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
475 Fifth Avenue - Suite 1500
(No. and Street)

New York | New York | 10017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Raymond Xerri 212-407-5510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue | New York | New York | 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 2 8 2007 WASH. D.C. 150 SECTION

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

AB
3/1

OATH OR AFFIRMATION

I, Raymond Xerri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statoment and supporting schedules pertaining to the firm of **VECTORMEX Incorporated**, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn & Subscribed: Raymond Xerri 2/9/07

Signature

Chief Financial Officer

Title

Notary Public

Carol J. Burton
Notary Public, State of New York
No. 01BU6126892
Qualified in Kings County
Commission Expires 05/16/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of thè Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VECTORMEX Incorporated

Statement of Financial Condition
December 31, 2006

VECTORMEX Incorporated
Index
December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
VECTORMEX Incorporated

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of VECTORMEX Incorporated (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 14, 2007

VECTORMEX Incorporated
Statement of Financial Condition
December 31, 2006

Assets	
Cash and cash equivalents	$ 10,390,487
Receivable from clearing broker	687,959
Securities owned, at fair value	99,953
Receivable from affiliates	220,355
Fixed assets - at cost, less accumulated depreciation of $482,896	183,856
Other assets	251,144
Deferred tax assets, net	30,457
Total assets	$ 11,864,211
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 530,025
Payable to affiliate	303,201
Accrued compensation payable	253,945
Deferred rent	134,524
Total liabilities	1,221,695
Stockholder's equity	10,642,516
Total liabilities and stockholder's equity	$ 11,864,211

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

VECTORMEX Incorporated (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. In 2005, the Company became a registered introducing broker with the National Futures Association. However, the Company did not commence any futures related operations during the year.

The Company's principal business is securities brokerage and trading in Mexican, Latin American and U.S. securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through a clearing broker.

2. Significant Accounting Policies

Basis of Presentation
The Company's records are maintained on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
The Company considers all money market instruments with an original maturity of three months or less, to be cash equivalents. Cash equivalents of $10.2 million are invested in a money market mutual fund. At December 31, 2006, all cash and cash equivalents were held or custodied at two major U.S. financial institutions.

Securities Transactions
Gains and losses from principal transactions in securities and related expenses are recorded on the trade date.

Commissions for executing clients' securities transactions and related clearing and execution expenses are recorded on the trade date.

Fixed Assets
Furniture and fixtures are carried at cost and are depreciated on a straight-line basis using an estimated useful life of seven years. Communications equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Other Assets
Other assets at December 31, 2006 include accrued income receivable, prepaid assets, security deposit and other miscellaneous assets of $44,895, $133,890, $69,312 and $3,047, respectively.

Income Taxes
The Company recognizes both the current and deferred tax consequences of all transactions that have been recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Net deferred tax assets,

whose realization is dependent on taxable earnings of future years, are recognized with a corresponding valuation allowance to the extent it is more likely than not that the tax benefits will not actually be realized.

Use of Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

3. Securities Owned

Securities owned, at market value, at December 31, 2006 consist of the following:

U.S. Government	$ 99,953
	$ 99,953

4. Fixed Assets

Fixed assets at December 31, 2006 consist of the following:

Furniture and fixtures	$ 131,576
Office equipment	99,932
Communications equipment	278,022
Software	39,510
Leasehold improvements	117,712
	666,752
Less: Accumulated depreciation	(482,896)
	$ 183,856

5. Related Party Transactions

Payable to affiliate at December 31, 2006 primarily relates to client referral fees owed to the Ultimate Parent. Substantially all of the Company's client relationships are established through referrals from the Ultimate Parent.

Receivable from affiliate at December 31, 2006 relates to payment of legal and professional expenses, net of related income tax benefits, in the amount of $220,355 that were paid on behalf of the Parent.

6. Leasehold Deposit

The Company has a property lease which ends on November 30, 2013. In connection with the Company's lease, the Company placed cash on deposit with the lessor in the amount of $69,312 which is included in other assets on the Statement of Financial Condition.

7. Income Taxes

The Company files a consolidated Federal income tax return and Combined New York State and New York City tax returns with Vectormex International, Inc. and computes its federal, state and local tax provision on a separate-company basis.

The Company has a capital loss carryforward of $375,141, of which $371,841 will expire in 2007 and $3,300 will expire in 2008.

At December 31, 2006, the Company's deferred tax asset of $200,905 relates to (1) capital loss carryforwards of $170,448 and (2) temporary difference on leasehold rental costs. The Company has recorded a 100% valuation allowance against the deferred tax asset relating to the capital loss carry forward of $170,448 as management believes that it is more likely than not that such tax benefit will not be realized in the future, prior to the expiration of such capital loss carryforwards. The Company believes that it will utilize the temporary difference relating to leasehold rental and does not believe any valuation allowance is required thereon.

8. Commitments

On December 19, 2002, the Company entered into an operating lease for office space that expires on November 30, 2013 and contains provisions for rent escalation.

Future minimum annual rent payments as of December 31, 2006 are as follows:

2007	$ 217,871
2008	221,295
2009	235,908
2010	239,640
2011	243,434
Thereafter	477,578
Total future minimum payments required	$ 1,635,726

The Company received a seven-month rent abatement during 2003. Such abatement has been reflected as a liability in the Statement of Financial Condition and is amortized over the life of the lease to recognize such amounts ratably.

9. Defined Contribution Plan

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 25% after each anniversary of employment.

10. Financial Instruments With Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company may be exposed to off-balance-sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer security position could have a material adverse effect on the Company's business.

The Company derives a significant portion of its revenues from a single customer. For the year ended December 31, 2006, this customer represented approximately 37% of total revenues.

11. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,795,930, which was $9,545,930 in excess of the amount required of $250,000. The ratio of aggregate indebtedness to net capital was .125 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii).

END